Glenn R. Pollner
Direct: +1 212.351.2333 Fax: +1 212.351.6333 GPollner@gibsondunn.com

July 1, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission	FOIA Confidential Treatment Request
Division of Corporation Finance	Under 17 C.F.R § 200.83
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman
Matthew Crispino
Stephen G. Kirkorian
Tamara Tangen

Re:	Liquid Holdings Group, LLC

Confidential Treatment Request for Correspondence Submitted on July 1, 2013

Registration Statement on Form S-1 (File No. 333-187859)

Dear Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), and in connection with your letter dated June 28, 2013 (the “Letter”) relating to the above-referenced registration statement on Form S-1 (the “Registration Statement”) and our letter to you dated today responding to the Letter, we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The purpose of this letter is to provide supplemental information to the Staff in connection with its review of the Registration Statement and in response to comment 1 in the Letter. The attached Annex A provides a computation of the Company’s expected “public float” in accordance with paragraph (2) of the definition of “smaller reporting company” contained in Rule 405 of the Securities Act of 1933.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is filing a separate letter with the Office of Freedom of Information

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

July 1, 2013

and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

* * *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

July 1, 2013

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:	Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn & Crutcher LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Glenn R. Pollner
Direct: +1 212.351.2333 Fax: +1 212.351.6333 GPollner@gibsondunn.com

ANNEX A

Shares Outstanding Immediately Prior to the Offering:	21,000,000
Shares Held by Affiliates:	15,212,162
Shares Held by Non-Affiliates:	5,787,838
Shares to be Sold in Offering:	5,000,000
By Company:	4,200,000
By Selling Stockholders:[1]	800,000
Shares to be Outstanding After Offering:[2]	25,537,103
Shares Held by Affiliates:	14,975,412
Shares Held by Non-Affiliates:	10,561,691
Assumed Initial Public Offering Price Per Share:	$***[ ]***
Estimated Public Float:	$***[ ]***

1	Of the shares being sold by the Selling Stockholders, the estimated number of shares to be sold by affiliates is 420,000. In addition, 105,000 shares are expected to be sold by our Chief Executive Officer to the Company in connection with the offering.
2	In addition to including shares being sold by the Company in the offering, the number of shares to be outstanding after the offering also includes shares to be issued to the former equity holders of Fundsolve Limited and shares to be issued to Brian Ferdinand pursuant to the anti-dilution provisions of his incentive units.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83